Joseph Ceryanec V.P. - Chief Financial Officer Meredith Corporation 1716 Locust Street Des Moines, IA 50309
T 515-284-3603
F 515-284-3828 Joe.ceryanec@meredith.com

February 23, 2012

SUBMITTED IN ELECTRONIC FORM ON EDGAR AS A CORRESPONDENCE FILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Linda Cvrkel, Accounting Branch Chief
Division of Corporation Finance

Re:    Meredith Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 24, 2011
File No. 001-05128

Dear Ms. Cvrkel:

We have received your letter dated February 8, 2012, which sets forth the comments of the staff of the Securities and Exchange Commission (the Staff) regarding the Annual Report on Form 10‑K for the fiscal year ended June 30, 2011, of Meredith Corporation (Meredith or the Company). We appreciate your continued efforts to assist us in fulfilling our compliance and disclosure requirements in a manner that enhances the overall disclosure in our filings. Please find our responses to the Staff's five comments and requests for supplemental information below. For your convenience, we have copied each of the comments immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2011

Contractual Obligations, page 34

1.
We note from the table of contractual commitments on page 34 that the Company's contractual commitments for contingent consideration in connection with acquisitions totaled $12.9 million as of June 30, 2011. Please explain why this amount is significantly in excess of the aggregate amounts of the $1.0 million for the Hyperfactory acquisition disclosed in Note 2 and your other acquisitions that were consummated prior to July 1, 2009 of $2.4 million as disclosed in Note 5. Please advise or revise as appropriate.

Response:

The Company's contractual commitments for contingent consideration in connection with acquisitions as disclosed in the table of contractual commitments on page 34 totaling $12.9 million as of June 30, 2011, is comprised of three components: 1) $1.0 million for the Hyperfactory acquisition as disclosed in Note 2, 2) $2.4 million of consideration that was still contingent on future performance as disclosed in Note 5, and 3) $9.5 million of consideration for which the contingencies had been resolved and the amounts had been recorded as additions to goodwill and to current liabilities on or prior to June 30, 2011, but the amounts had not been paid to the sellers as of June 30, 2011. The $9.5 million is included in the $18.2 million that is disclosed in Note 5 in the disclosure that reads, “For the years ended June 30, 2011 and 2010, the Company recognized additional consideration of $18.2 million and $27.0 million, respectively, which increased goodwill.”

Consolidated Statements of Earnings, page 46

2.
We note from your revenue recognition policy in Note 1 and from your discussion in MD&A that other revenues include those earned under brand licensing arrangements. You disclose in MD&A that your Better Homes and Gardens brand licensing program continues to grow at Wal-Mart Stores, Inc. (Wal-Mart) and that brand licensing revenues grew more than 20% in fiscal 2011 and 36% in fiscal 2010 as a result of the Walmart relationship. Please note that if brand licensing revenues exceed 10% of your total revenues, the revenues and expenses from these operations should be separately reflected on the face of the consolidated statement of operations in accordance with the guidance in Rule 5-03(b)(1)-(2) of Regulation S-X, with a separate discussion of these revenues and related expenses provided in MD&A. Supplementally advise us whether brand licensing revenues exceeded 10% of total revenues, and if so, provide us with a sample disclosure to be included in future filings. We may have further comment upon reviewing your response.

Response:

For the year ended June 30, 2011, brand licensing revenues represented significantly less than 10 percent of Meredith's total revenues and thus we do not believe they are required to be separately reflected on the face of the consolidated statement of earnings.

3.
In addition, your revenue recognition policy in Note 1 indicates that brand licensing based revenues are accrued generally monthly or quarterly based on the specific mechanisms of each contract with payments generally made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on estimated sales and adjusted as actual sales are reported by partners. In light of the significant increase in brand licensing revenues described in MD&A for 2011 and 2010, please expand your disclosure to describe whether any significant adjustments have been experienced in connection with any delays in actual sales reporting by partners, and the nature and length of any delays and related adjustments for your significant brand licensing arrangements. We may have further comment upon reviewing your response.

Response:

As noted in the response to Item 2, while our brand licensing revenues have grown significantly, they remain a small percentage (significantly less than 10 percent in fiscal 2011) of total revenues. Adjustments to actual sales reporting typically are made within one to three months and have not been material in any period. We will revise our footnote disclosures in our Annual Report on Form 10-K for the year ending June 30, 2012, to expand our disclosure. Our proposed revised disclosure, with wording to be added in italics, is as follows:

Brand licensing-based revenues are accrued generally monthly or quarterly based on the specific mechanisms of each contract. Payments are generally made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on estimated sales and adjusted as actual sales are reported by partners. These adjustments are typically recorded within 3 months of the initial estimates and have not been material. Any minimum guarantees are typically earned evenly over the fiscal year.

Note 2. Acquisitions, page 55

4.
We note from the disclosure included in Note 2 that in connection with the acquisition of Hyperfactory during 2010, the Company recognized an obligation for contingent consideration aggregating $7.1 million which was payable in the event that the acquired operations achieve certain financial targets generally based on earnings before interest and taxes. We also note from the disclosure included in Note 2 that during the year ended June 30, 2011, the Company recognized a non-cash credit to operations reducing the estimated contingent consideration payable by $6.3 million. Please tell us and revise the notes to your financial statements to explain the nature of the changes in facts or circumstances that have occurred since the acquisition date which resulted in the $6.3 million adjustment to the fair value of the contingent consideration obligation. Your response should clearly explain what factors and assumptions were used in determining the original contingent consideration obligation that was recognized at the acquisition date and what changes in assumptions occurred during 2011 that resulted in the reduction in the fair value of this obligation.

Response:

The amount of contingent consideration to be paid in connection with the Hyperfactory acquisition is based on a sliding multiple times the business's average earnings before interest and taxes (EBIT), as defined in the acquisition agreement, for fiscal 2011 and 2012. Hyperfactory experienced revenue growth of nearly 25 percent in fiscal 2009 and nearly 50 percent in fiscal 2010 compared to the prior years. At the time of acquisition, we expected the revenue growth to moderate but continue to be strong in fiscal 2011 and fiscal 2012 with corresponding growth in EBIT. The number and status of projects in the proposal-stage and anticipated requests-for-proposals supported this outlook despite the fact that a significant client was not expected to have repeat business in fiscal 2011.

While new business activity started slowly in fiscal 2011, the prospects continued to be strong. Also, throughout most of the year, there was a strong prospect of signing a particular significant new customer. As the year progressed, however, a lower than expected number of proposals were converted to new business and revenues ended the year approximately 20 percent below the level of fiscal 2010. Steps were taken to reduce costs during the year, but despite these steps, actual EBIT was well below the levels projected at the time of the acquisition. This slowdown in new business and the failure in the fourth quarter to sign the potentially significant new customer also led to lower projected revenues and EBIT for fiscal 2012 compared to those expected at the time of the acquisition. The decline in expected average EBIT also resulted, pursuant to the terms of the acquisition agreement, in a lower multiple being used in calculating the contingent consideration. The combination of these factors resulted in the $6.3 million adjustment to the fair value of the contingent consideration obligation. We will revise our footnote disclosures in our Annual Report on Form 10-K for the year ending June 30, 2012, to expand our disclosure. Our proposed revised disclosure, with wording to be added in italics, is as follows:

The contingent consideration arrangement with Hyperfactory requires the Company to pay contingent payments should the acquired operations achieve certain financial targets over the next two fiscal years, generally based on earnings before interest and taxes (EBIT), as defined in the acquisition agreement. None of the contingent consideration is dependent on the continued employment of the sellers. We estimated the fair-value of the contingent consideration using a probability-weighted discounted cash flow model. The fair value is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in Note 15. Hyperfactory experienced significant revenue growth in each of the two years prior to acquisition. At the acquisition date, Company management expected revenue growth to continue to be strong with corresponding growth in EBIT over the next two years. During the year ended June 30, 2011, however, new business generation declined resulting in a decline in revenues compared to the prior year. Although cost-cutting measures were implemented, EBIT also fell short of expectations. The fiscal 2011 slowdown also led to lowered expectations for revenues and EBIT for fiscal 2012 compared to those at the time of the acquisition. As a result, during the year ended June 30, 2011, the Company recognized a non-cash credit to operations of $6.3 million, reducing the estimated contingent consideration payable.

Note 17. Selected Quarterly Financial Data, page 76

5.
Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in any of the quarters presented. See guidance outlined in Item 302(a)(3) of Regulation S-K.

Response:

Beginning with our Annual Report on Form 10-K for the year ending June 30, 2012, we will include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in the quarters presented. For illustrative purposes, below are proposed additional disclosures to follow the tables in our Selected Quarterly Financial Data in Note 17 on pages 76 and 77 of our Annual Report on Form 10-K for the year ended June 30, 2011.

Fiscal year ended June 30, 2011

In the fourth quarter of fiscal 2011, the Company recorded a pre-tax restructuring charge of $6.4 million and the write-down of certain identifiable intangibles of $0.9 million. Also in the fourth quarter, the Company recorded a reduction in contingent consideration payable of $6.3 million and $0.6 million in reversals of excess restructuring reserves accrued in prior fiscal years.

Additionally, during the fourth quarter of fiscal 2011, the Company announced the closing of the ReadyMade brand. In connection with this closing, the Company recorded a pre-tax write-down of various assets, primarily deferred subscription acquisition costs, of ReadyMade magazine of $4.2 million.

Fiscal year ended June 30, 2010

During the first quarter of fiscal 2010, a tax benefit of $3.0 million reflecting a favorable adjustment made to deferred income tax liabilities as a result of state and local legislation enacted during the quarter was recorded by the Company.

In the second quarter of fiscal 2010, a pre-tax restructuring charge of $4.0 million was recorded by the Company.

During the third quarter of fiscal 2010, the Company recorded a pre-tax restructuring charge of $1.7 million. Also in the third quarter, the Company recorded a $1.4 million reversal of excess restructuring accruals previously accrued by the Company in prior fiscal years.

In the fourth quarter of fiscal 2010, the Company recorded a pre-tax impairment charge of $2.2 million to an investment. Also in the fourth quarter, the Company recorded a $1.3 million reversal of excess restructuring accruals previously accrued by the Company in prior fiscal years.

* * * * * *

In response to the Staff's request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to answer the Commission's comments. We would be happy to provide any additional information the Commission believes is necessary to clarify the content of our response. If you have any questions, please do not hesitate to call me at (515) 284-3603.

Sincerely,

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer